Exhibit

Exhibit Description

99.1	Announcement on 2014/10/09: UMC Board Resolves to Enter a Joint Venture Agreement for a 12” Fab in China

Exhibit 99.1

UMC Board Resolves to Enter a Joint Venture Agreement for a 12” Fab in China

1.Date of occurrence of the event:2014/10/09
2.Counterparty to the contract or commitment:Xiamen Municipal People’s Government and FuJian Electronics & Information Group
3.Relationship to the Company:None
4.Starting and ending dates (or rescission date) of the contract or commitment:2014/10/09
5.Major content (not applicable where rescinded):Please refer to item 9.
6.Restrictive covenants (not applicable where rescinded):In accordance with the agreement.
7.Effect on company finances and business (not applicable where rescinded):
Eexpanding UMC’s manufacturing scale, increasing global foundry market share and stimulating revenue growth.
8.Concrete purpose/objective (not applicable where rescinded):9. Any other matters that need to be specified:
The Board of Directors of United Microelectronics Corporation (UMC) (NYSE: UMC; TWSE: 2303), a leading global semiconductor foundry, today resolved to participate in a 3-way agreement for a joint venture company focused on 12” wafer foundry services with Xiamen Municipal People’s Government and FuJian Electronics & Information Group. Based on the agreement, UMC will submit an investment application with ROC government authorities for approval to invest in the joint venture established by Xiamen Municipal People’s Government and FuJian Electronics & Information Group. The joint venture will be based in Xiamen, China. UMC anticipates its investment could reach approximately US$1.35 billion in the next five years, with funding starting in 2015 deployed in installments based on the progress of the joint venture. UMC’s participation will comply with ROC rules and regulations and will be subject to review for approval by the Taiwan government authorities.

Po-Wen Yen, CEO of UMC, said “China’s domestic semiconductor market has become the world’s largest. Current levels of domestic semiconductor demand far outweigh China’s production supply, with semiconductor import revenue surpassing that of crude oil. As the semiconductor industry is closely monitored by the Beijing government, China has implemented national policies to expedite the development of its domestic IC design and semiconductor manufacturing through a multi-prong approach to support and expand its IC industry. We believe our decision to establish local manufacturing is our best approach to benefit from this substantial China growth and to gain additional foundry opportunities worldwide. The joint venture not only provides our customers the option to source IC components that are made in China, but also locates us within the Chinese market to enhance UMC’s service and support for local fabless customers. We anticipate the joint venture can propel the next round of UMC’s foundry business growth.”

CEO Yen continued, “The benefits for choosing Xiamen for the fab location are numerous. Xiamen is one of the five cities designated by China as a municipality with independent planning status. Xiamen boasts excellent living standards and high quality of life; it is only a short distance from Taiwan, with similar culture, language and climate, allowing seamless support from UMC’s headquarters in Taiwan. Furthermore, Xiamen has a well-established infrastructure to supply sufficient local engineering talent to establish a world-class foundry base for the company.”

UMC currently owns an 86.88% stake in HeJian Technology (Suzhou) Co., Ltd. which mainly provides 8” foundry services for Asia-Pacific and Mainland Chinese customers. Today’s announced joint venture will manufacture 12” wafers, initially offering 55nm and 40nm technologies. Capacity will reach 50K per month, with total investments targeted at US$6.2 billion. In addition to expanding UMC’s manufacturing scale, increasing global foundry market share and stimulating revenue growth, this joint venture will better fulfill customers’ demand, process technology, and integration requirements to achieve the highest synergies for UMC group.